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                           [ILX LIGHTWAVE LETTERHEAD]



March 29, 2001


VIA EDGAR


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
Attention:  Peggy Fischer
            Alan Morris

RE:  ILX Lightwave Corporation
     Registration Statement on Form S-1 (File No. 333-45120)

Ladies and Gentlemen:

In light of current unfavorable market conditions, ILX Lightwave Corporation hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-45120) pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"). No securities have been sold pursuant to the Registration Statement. The Company may undertake a private offering in reliance on Rule 155(c) of the Rules and Regulations promulgated under the Securities Act.

The Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.

Please direct all inquiries to Larry Martinez of Dorsey & Whitney LLP at
(406) 727-3632.


Respectfully,


ILX Lightwave Corporation


/s/ Lawrence A. Johnson
-----------------------------------
Lawrence A. Johnson
Chief Executive Officer


cc: Rini Shokkos
    Working Group